September 3, 2010

via U.S. mail and facsimile

Eric Joffe, President
PDK Energy Inc.
2911 Hilltop Drive
Ann Arbor, MI 48103

   Re: PDK Energy Inc.
      Registration Statement on Form S-1
      Filed August 9, 2010
      File No. 333-168661

Dear Mr. Joffe:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1. Please add a risk factor at the front of this section which addresses the limited and uncertain funding from the proposed offering and the limited activities which such funding will support, along with the material risks.

2. Please expand any risk factor heading that does not briefly explain the risk, for example, the heading entitled, "Future demand and inventory levels" on page 7.

3. The disclosure in the risk factor regarding Sarbanes-Oxley Act Section 404 does not appear correct. Please revise. In this regard, see Item 308 of Regulation S-K,

Instruction 1. Further, please note the impact of Dodd-Frank Wall Street Reform and Consumer Protection Act.

Capitalization, page 13

4. Please include accumulated deficit during development stage in your calculation of capitalization.

Use of Proceeds, page 14

5. Please disclose the principal uses included in the category "working capital" and quantify the amounts of those uses.

6. Please quantify the amount of offering proceeds that will or may be paid to management or affiliates, for product development, compensation, etc.

7. Please comply fully with Instruction 7 to Item 504 of Regulation S-K. Please disclose all contingencies that will cause expenditures to vary from your disclosed plan. Also, discuss the alternatives to each use.

Dilution, page 16

8. Please revise your disclosure under the 10%, 25%, 50%, 75% and 100% offering scenarios to reconcile your proposed public offering price per share of common stock of $0.10 to the proposed maximum offering price per share of $0.01 on the cover page of the preliminary prospectus.

Description of Business, page 23

9. Please revise the business section to include disclosure regarding your intention to contract with a third party manufacturer to produce your products, as you have done in the "Prospectus Summary," "Risk Factor" and "Regulation" sections.

Products, page 24

10. Please disclose whether you have a fully developed product ready for sale. If yes, please disclose how the product was developed, by whom and the experience and qualifications of the developers. Also, disclose any testing of your product. If you do not have a developed product, please explain how the product will be developed, by whom and the experience and qualifications of the developers. If you do not have a product, please disclose in a separate risk factor.

11. Please indicate whether money has been spent on research and development activities. If yes, disclose the amount.

Regulation, page 27

12. Identify and discuss the status of the process for obtaining any needed government approval that you have not yet received. See Item 101(h)(4)(viii) of Regulation S-K.

Management's Discussion and Analysis, page 28

13. Please revise "Liquidity and Capital Resources" to disclose the range of net proceeds that may be received in your offering and explain whether and how such proceeds will impact your liquidity needs.

14. Please disclose the principal steps or milestones you will take to implement your business plan. Please explain how the nature and extent of your operations will vary depending upon the funding you receive from the offering.

Background Overview, page 29

15. We are unable to access your website which you reference in this section. Please clarify in the disclosure that it is currently inaccessible, if true.

Certain Relationships and Related Party Transactions, page 30

16. Please quantify the shareholder loan and disclose the principal terms. Please file the loan agreement as an exhibit.

Directors, Executive Officers, Promoters And Control Persons, Page 31

17. Please revise your description of Eric Joffe's business qualifications to comply fully with item 401(e) of Regulation S-K.

18. For the last five years, please provide the following for each position held by Mr. Joffe:
    The name of the entity;
    The entity's activities;
    The position held; and
    The month and year the position began and, if applicable, ended.
    Please revise the current disclosure as needed and provide disclosure regarding Mr. Joffe's position with Denim Apparel Group Inc.

19. Please reconcile the company name, Cephas Holding Corp. with the name Cephus Holding Corp., which appears in SEC records. Further, the company named Cephus Holding Corp. does not appear to be current in filing reports with the SEC. As Mr.

Joffe appears to be general manager of the company, appropriate disclosure should be added to this prospectus.

20. We note the securities offering by Cold Gin Corp., a development stage company that previously conducted an offering to raise seed capital, similar to PDK Energy. Please provide more details about Cold Gin, its offering, the amount raised in the offering, and its operations following its offering, including related party transactions and the lack of revenues. Please disclose the change in control of the company. Please disclose the benefits received by Cold Gin's control persons in connection with the company, its operations and the change of control.

Future Compensation, page 33

21. Please expand and clarify the following statement: "There is no future compensation."

Financial Statements

22. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 36

23. We note that the audit report opines on the year ended July 31, 2010. However, your financial statements do not cover the year ended July 31, 2010; rather they cover the period from July 23, 2010 (inception) to July 31, 2010. Please have your auditor revise its report to opine on periods presented in the financial statements.

Balance Sheets, page 37

24. Please tell us your basis for recording negative additional paid in capital.

Note 1 – Organization and Summary of Significant Accounting Policies, page 41

25. You disclosed that your fiscal year-end is July 31. On page 32 under the heading "Stock Option Grants", you refer to the most recent fiscal year ended December 31, 2009. Please revise or advise.

Legality opinion

26. Please ask counsel to confirm by letter that the corporate laws of Mississippi include the state's Constitution, statutory laws and regulations, and case law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Angela Collette, Esq.
Via facsimile to (321) 327-8762

Eric Joffe, President
PDK Energy, Inc.
Page 6
September 3, 2010